EXHIBIT 99.1

NEW FOUND MAKES NEW DISCOVERY AT DEPTH WITH 343 G/T AU OVER 2.15M, 40.6 G/T OVER 2.20M & 9.51 G/T AU OVER 7.45M AT “GOLDEN DOME” ZONE

Vancouver, BC, October 31, 2024 – New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from 10 deep diamond drill holes including three wedge holes completed at its Queensway Project targeting depth extensions of gold mineralization along the Appleton Fault Zone (“AFZ”) in addition to eight diamond drill holes testing near surface targets adjacent to Iceberg Alley and Keats South. New Found’s 100%-owned Queensway Project comprises a 1,756 km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

Results Highlights:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-24-2158[4]	482.10	489.55	7.45	9.51	Golden Dome
Including	482.10	482.80	0.70	27.78
Including	487.40	489.00	1.60	25.53
And[4]	492.35	494.50	2.15	343.12
Including	493.00	493.60	0.60	1229.00
And[4]	511.00	513.20	2.20	40.59
Including	511.00	511.80	0.80	109.22
NFGC-24-2135[4]	561.65	566.50	4.85	13.68	Keats-AFZ Deep
Including	563.55	565.05	1.50	40.56
NFGC-24-2112-W1[4]	850.70	852.90	2.20	23.31	Keats South Deep
Including	852.10	852.90	0.80	61.30
NFGC-24-2112-W3[4]	988.65	995.85	7.20	1.97	Keats South Deep
NFGC-23-1838[2]*	214.90	217.60	2.70	12.97	Keats North
Including	216.30	216.75	0.45	73.91

Table 1: Drilling Highlights

Note that the host structures are interpreted to be moderately to steeply dipping and true widths are generally estimated to be 240% to 70%. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. *Drill hole was extended.

Golden Dome Highlights:

•	Deep drilling targeting a prospective area between the Golden Joint and Dome zones intersected high-grade gold mineralization over a nearly 30m down-hole interval as demonstrated by several high-grade intercepts with a cumulative length of 11.80m including 343 g/t Au over 2.15m (which contained a 1,230 g/t Au sample over 0.60m core length), 9.51 g/t Au over 7.45m, and 40.6 g/t Au over 2.20m in NFGC-24-2158 (Figures 2-5).

•	This broad interval of high-grade mineralization with a cumulative length of 11.80m is a new zone called “Golden Dome” and is located within a previously untested gap in drilling that spans a length of at least 500m partway between Golden Joint and Dome. Today’s intercept occurs 200m below existing drilling at Dome (Figures 3 and 5).

•	These preliminary results suggest that this zone is part of a larger mineralized structural network connecting Dome to Golden Joint having a combined strike length of 750m and extending to depths of up to 375m (Figure 7). Follow-up drilling is ongoing to define this new discovery.

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Additional Deep Drilling Highlights:

•	The Company has also received additional results from its ongoing deep drilling program testing the Keats Baseline Fault Zone (“KBFZ”)-AFZ structural corridor, consisting of both new deep grid holes from surface and through a series of wedges targeting deep mineralization at Keats South.

•	NFGC-24-2135 testing between the Keats segment of the KBFZ and the AFZ intersected another new high-grade discovery at depth with the highlight interval of 13.7 g/t Au over 4.85m, including 40.6 g/t Au over 1.50m. This interval is located immediately east of the AFZ at a vertical depth of 500m and contains visible gold; it is located peripheral to a broader low-grade quartz vein domain. This adds to the nine deep zones recently announced at Queensway (released July 11, 2024), (Figure 6).

•	At Keats South, wedge hole NFGC-24-2112-W1 intercepted 23.3 g/t Au over 2.20m at a vertical depth of 645m. This hole was designed to step out from the previously released parent hole NFGC-24-2112 which included an upper zone of 11.0 g/t Au over 2.65m starting from a vertical depth of 585m and a deeper zone of 7.66 g/t Au over 2.70m starting from a vertical depth of 770m (Figure 4).

•	Overall, the deep drilling at Keats South has identified two broad domains of Au-bearing quartz veins on the east and west sides of the AFZ with similar mineralization characteristics as seen in the high-grade segments of the KBFZ. The wedging program is designed to rapidly step out on high priority zones to better define their extents of high-grade mineralization. To date, the wedging program has successfully demonstrated that the gold mineral system continues to depth and additional drilling work is required to better understand this region of gold mineralization and expand and define the high-grade component.

•	The Company has increased the number of diamond drilling rigs to eight at the project site with five rigs active at Queensway and three rigs active at its recently acquired Kingsway Project which adjoins Queensway along strike to the north.

Figure 1: Photos of mineralization at Golden Dome at ~493.6m in NFGC-24-2158

^Note that these photos are not intended to be representative of gold mineralization in NFGC-24-2158.

Greg Matheson, Chief Operating Officer of New Found, stated: “Today’s discovery at Golden Dome indicates that high-grade gold is present deeper in the Queensway system. Golden Dome is well positioned in a wide-open area between several major structures including Golden Joint, Dome and Iceberg East with mineralization characteristics akin to those observed at many of the other near surface zones.

“As announced recently on October 24, 2024, the results from the Pistachio discovery at Kingsway show the advancement of scale of the mineralized system made in 2024 at surface, along strike. Paired with our ongoing success at depth, we are seeing a significant increase in the mineralized footprint at Queensway. We have now received results from 21 deep drill holes, leading to the discovery of 11 new zones at depth. Our target pipeline for growth is strong and we recently doubled the number of active drill rigs at the project to more rapidly advance and define many of these new high-grade discoveries.”

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Figure 2: Keats South to Lotto zones along the Appleton Fault Zone inclined 3D view

Figure 3: Location of Golden Dome intercept in NFGC-24-2158

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Figure 4: Bullet to Lotto vertical 3D view of the east side of the AFZ (looking northwest)

Figure 5: Golden Dome cross-section (looking northeast)

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Figure 6: Keats-AFZ cross-section (looking northeast)

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Figure 7: Golden Joint to Lotto North longitudinal section (looking northwest)

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Figure 8: Keats South to Iceberg East (KBFZ) longitudinal section (looking northwest)

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Figure 9: The Queensway North Project with the Appleton Fault Zone discoveries and locations of the drill holes reported in this news release.

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Figure 10: NFGC-24-2158 from 482-495m and 504-519m

^Note that these photos are not intended to be representative of gold mineralization in NFGC-24-2158.

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Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-24-2117C	No Significant Values				Lotto Deep
NFGC-24-2154	No Significant Values				Dome
NFGC-24-2158[4]	482.10	489.55	7.45	9.51	Golden Dome
Including	482.10	482.80	0.70	27.78
Including	487.40	489.00	1.60	25.53
And[4]	492.35	494.50	2.15	343.12
Including	493.00	493.60	0.60	1229.00
And[4]	511.00	513.20	2.20	40.59
Including	511.00	511.80	0.80	109.22
And[4]	520.65	523.35	2.70	1.45
NFGC-23-1268[4]*	1045.55	1048.00	2.45	1.96	Iceberg-AFZ Deep
And[4]	1061.00	1063.00	2.00	2.90
NFGC-23-1838[1]**	14.10	19.95	5.85	40.51	Iceberg
Including**	14.10	14.80	0.70	278.00	Iceberg
Including**	18.40	19.95	1.55	22.56	Iceberg
And[2]	214.90	217.60	2.70	12.97	Keats North
Including	216.30	216.75	0.45	73.91	Keats North
And[2]	224.00	226.10	2.10	2.21	Keats North
And[4]	946.65	949.55	2.90	1.04	Iceberg-AFZ Deep
NFGC-24-2100	No Significant Values				Iceberg Alley
NFGC-24-2104	No Significant Values				Iceberg Alley
NFGC-24-2106[4]	35.10	37.45	2.35	1.14	Iceberg Alley
NFGC-24-2096	No Significant Values				Iceberg Alley
NFGC-24-2098	No Significant Values				Iceberg Alley
NFGC-24-2135[4]	536.05	538.75	2.70	1.21	Keats-AFZ Deep
And[4]	561.65	566.50	4.84	13.68
Including	563.55	565.05	1.50	40.56
And[4]	607.80	610.00	2.20	1.17
And[4]	649.35	651.65	2.30	1.23
NFGC-24-2101A*	No Significant Values				Keats South Deep
NFGC-24-2112-W1[4]	850.70	852.90	2.20	23.31	Keats South Deep
Including	852.10	852.90	0.80	61.30
And[4]	924.55	926.90	2.35	2.79
And[4]	944.60	947.00	2.40	1.14
NFGC-24-2112-W2[4]	886.60	888.60	2.00	1.15	Keats South Deep
And[4]	892.25	895.20	2.95	1.61
And[4]	921.85	924.60	2.75	1.64
NFGC-24-2112-W3[4]	880.15	882.45	2.30	2.51	Keats South Deep
And[4]	988.65	995.85	7.20	1.97
And[4]	1016.70	1019.25	2.55	1.14
And[4]	1037.85	1039.85	2.00	1.26
NFGC-24-2123[4]*	1446.75	1449.40	2.65	2.64	Keats South Deep
NFGC-24-2148	No Significant Values				Keats South
NFGC-24-2146	No Significant Values				Keats South

Table 2: Summary of composite results reported in this press release for Lotto Deep, Dome, Golden Dome, Iceberg-AFZ Deep, Keats-AFZ Deep, Keats South Deep, Iceberg Alley, and Iceberg-AFZ Deep

Note that the host structures are interpreted to be moderately to steeply dipping and true widths are generally estimated to be 170% to 95% and 240% to 70% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. *Drill hole was extended.** Previously reported interval.

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Hole No.	Azi (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-23-1268	300	-45	1234	658513	5427870	Iceberg
NFGC-23-1838	299	-45.5	1058	658385	5427800	Iceberg
NFGC-24-2096	335	-45	350	659364	5428536	Iceberg Alley
NFGC-24-2098	335	-45	233	659416	5428618	Iceberg Alley
NFGC-24-2100	335	-45	296	659505	5428620	Iceberg Alley
NFGC-24-2101A	282	-52.5	1112	658075	5426899	Keats South
NFGC-24-2104	268	-45.5	251	659512	5428796	Iceberg Alley
NFGC-24-2106	335	-45	203	659233	5428640	Iceberg Alley
NFGC-24-2112-W1	320	-50	1136	657840	5426411	Keats South
NFGC-24-2112-W2	319	-49	1121	657840	5426411	Keats South
NFGC-24-2112-W3	319	-49	1121	657840	5426411	Keats South
NFGC-24-2117C	268	-61.5	1169	659373	5429026	Lotto North
NFGC-24-2123	285	-48	1541	657952	5426405	Keats South
NFGC-24-2135	119	-69	929	657670	5427896	Keats West
NFGC-24-2146	300	-45	203	658281	5426623	Keats South
NFGC-24-2148	300	-45	173	658200	5426555	Keats South
NFGC-24-2154	300	-45	431	658941	5428647	Dome
NFGC-24-2158	300	-45	578	658854	5428376	Dome

Table 3: Details of drill holes reported in this press release

Queensway 650,000m Drill Program Update

The Company is currently undertaking a 650,000m drill program at Queensway.

Sampling, Sub-sampling, and Laboratory

All drilling recovers HQ core. The drill core is split in half using a diamond saw, or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 metre and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found has submitted samples for gold determination by photon assay to ALS Canada Ltd. (“ALS”) since February 2024.ALS operates under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation and analysis, in Thunder Bay, Ontario. ALS is an ISO-17025 accredited laboratory for the fire assay and photon assay methods.

Samples submitted to ALS beginning in February 2024, received gold analysis by photon assay whereby the entire sample is crushed to approximately 70% passing 2 mm mesh. The sample is then riffle split and transferred into jars. For “routine” samples that do not have VG identified and are not within a mineralized zone, one (300-500g) jar is analyzed by photon assay. If the jar assays greater than 0.8 g/t, the remaining crushed material is weighed into multiple jars and submitted for photon assay.

For samples that have VG identified, the entire crushed sample is riffle split and weighed into multiple jars that are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

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Samples that return values >350 ppm Au are analysed by screen metallic fire assay with gravimetric finish. The sample is divided into 1 kg splits. Each split is pulverized and screened at 106 microns. The entire course fraction (sized greater than 106 microns) are fire assayed. Two splits of the fine fraction (less than 106 microns) are fire assayed. The three assays are combined on a weight averaged basis. All splits are combined on a weight averaged basis.

Select samples prepared at ALS are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control, and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 2% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling, or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this press release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated October 31, 2024, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 650,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $41 million as of October 2024.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

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Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca

Phone: +1 (845) 535-1486

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; the deep drilling program and the interpretation of the results and benefits of such program; assay results; the interpretation of drilling and assay results, the extent of mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration, drilling and assay results, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

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